SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO-T/A

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Golden Telecom, Inc.

(Name of Subject Company—(Issuer))

Lillian Acquisition, Inc.

(Name of Filing Person—(Offeror))

VimpelCom Finance B.V.

Open Joint Stock Company “Vimpel-Communications”

(Translation of filing persons’s name into English)

(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8-Marta, Building 14

Moscow, Russian Federation 127083

Attention: Jeffrey D. McGhie, Esq. Telephone: (7) 495-725-0700

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:

Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 Telephone: (212) 872-1000	Daniel G. Walsh, Esq. Akin Gump Strauss Hauer & Feld City Point, Level 32 One Ropemaker Street London, England EC2Y 9AW Telephone: (44) 20-7012-9600

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$4,404,572,360	$173,139

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $173,139

Filing Party: Lillian Acquisition, Inc., VimpelCom Finance B.V. and Open Joint Stock Company “Vimpel-Communications”

Form or registration No.: Schedule TO-T

Date Filed: January 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission on January 18, 2008 (as amended, the “Schedule TO”), on behalf of Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”), VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”) and Open Joint Stock Company “Vimpel-Communications”, an open joint stock company formed under the laws of Russia (“VimpelCom”), relating to the offer by Merger Sub and Parent to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Golden Telecom, Inc. (the “Company”) at a purchase price of $105.00 net per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), upon the terms and subject to the conditions set forth in the offer to purchase dated January 18, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal thereto, as it may be supplemented or amended from time to time. Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Amendment as set forth herein. You should read this Amendment No. 1 to Schedule TO together with the Schedule TO filed on January 18, 2008.

Item 11.	Additional Information.

The Schedule TO is amended supplementally by the following amendments to the Offer to Purchase:

1.	SUMMARY TERM SHEET—Can the Offer Be Extended and Under What Circumstances?

The second sentence of the answer to this question is hereby amended and replaced with the following:

“In no event will Merger Sub be required to extend the Offer or the expiration date of the Offer beyond June 21, 2008, or in certain circumstances August 5, 2008 (such date, as may be extended, we call the “Outside Date”).”

2.	THE TENDER OFFER—1. Terms of the Offer; Expiration Date.

The second sentence of the fourth paragraph under this heading is hereby amended and replaced with the following:

“In no event will Merger Sub be required to extend the Offer or the Expiration Date beyond June 21, 2008, or in certain circumstances August 5, 2008 (such date, as may be extended, the “Outside Date”).”

3.	THE TENDER OFFER—12. Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals—Regulatory Approvals.

The fifth and sixth paragraphs under this heading are hereby amended and replaced with the following:

“Kazakhstan. Affiliates of Merger Sub and the Company conduct business in Kazakhstan. Kazakh antimonopoly law requires that acquisitions and mergers involving parties with aggregate asset value, turnover or market share that exceeds specified thresholds be approved by the Agency for the Protection of Competition of the Republic of Kazakhstan (the “Competition Agency”) before such acquisitions and mergers can be consummated. Merger Sub submitted its application on the proposed acquisition of the Company and consequent indirect acquisition of certain affiliates of the Company in Kazakhstan was submitted to the Competition Agency on January 21, 2008. Merger Sub intends to submit its application on the merger with the Company to the Competition Agency as promptly as practicable. Under Kazakh law, the Competition Agency has seven business days to either accept an application or return it for not meeting the Kazakh legal requirements. The Competition Agency has 30 days from the expiration of the seven-day period to make its decision. Under the law, the Competition Agency may extend this term for up to 60 days to carry out an expert evaluation of the information provided. It may also delay its decision by requesting additional information or documents. In practice, the Competition Agency often does not comply with the time periods described above.

Uzbekistan. Affiliates of Merger Sub and the Company conduct business in Uzbekistan. Uzbek antimonopoly law requires that acquisitions and mergers involving parties with aggregate asset value or market share that exceeds specified thresholds be approved by the Antimonopoly Committee of Uzbekistan (the “UAMC”) before such acquisitions and mergers can be consummated. Merger Sub’s application on the proposed acquisition of the Company and consequent indirect acquisition of certain affiliates of the Company in Uzbekistan was approved by the UAMC as of January 22, 2008. Merger Sub intends to submit its application on the merger with the Company to the UAMC as promptly as practicable. Under Uzbek law, the UAMC has five days to either accept an application or return it for not meeting the requirements under Uzbek law. The UAMC has 10 days from the date of submission of the application to make its decision, although the UAMC can take more time if it requests additional documents or information. Any time required for submission of additional documents and information is not counted towards the 10-day period for decision.”

Item 16.	Exhibits.

The Exhibit Index attached hereto is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 28, 2008

LILLIAN ACQUISITION, INC.

By:	/s/ Alexey Nikonov
	Name:	Alexey Nikonov
	Title:	Treasurer and Secretary

VIMPELCOM FINANCE B.V.

By:	/s/ Dmitry Afinogenov
	Name:	Dmitry Afinogenov
	Title:	Managing Director

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description

(a)(1)(A)	Offer to Purchase, dated January 18, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)	Summary Advertisement as published on January 18, 2008.*

(a)(2)(A)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements—Conflicts of Interest—Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3—Past Contracts, Transactions, Negotiation and Agreements—Conflicts of Interest—Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(2)(D)	“Annex II—Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(5)(B)	Press release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008.*

(a)(5)(C)	Presentation of VimpelCom’s management to the shareholders of VimpelCom dated January 28, 2008.

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub.*

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub.*

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(c)(2)	Opinion of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(3)	Presentation of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007.*

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement by and between the Company and Inure Enterprises Ltd., dates as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A.*

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007.*

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007.*

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

*	Filed as an exhibit to the Schedule TO filed January 18, 2008.